Consent of Independent Registered Public Accounting Firm We hereby consent to the incorporation by reference in this Annual Report on Form 40-F for the year ended December 31, 2021 of Tricon Residential Inc. of our report dated March 1, 2022, relating to the consolidated financial statements, which is filed as Exhibit 99.3 to this Annual Report on Form 40-F. We also consent to the incorporation by reference in the Registration Statements on Form F-10 (no. 333-260043) and Form S-8 (No. 333 - 261526 ) of Tricon Residential Inc. of our report dated March 1, 2022 referred to above. We also consent to reference to us under the heading “Interests of Experts,” which appears in the Annual Information Form which is filed as Exhibit 99.1 to this Annual Report on Form 40-F, which is incorporated by reference in such Registration Statements. Chartered Professional Accountants, Licensed Public Accountants Toronto, Canada March 1, 2022 EXHIBIT 99.8